Caylent, Inc.
Statement of Cash Flows
Unaudited

	Year Ended	For the Period August 7, 2015 (Inception)
	31-Dec-16	to December 31, 2015
OPERATING ACTIVITIES		
Net Income	$ -	$ -
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Credit Card Payable	(9,268.97)	12,462.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,268.97)	12,462.45
Net cash provided by (used in) operating activities	(9,268.97)	12,462.45
INVESTING ACTIVITIES		
Development Costs	(173,825.04)	(43,210.50)
Net cash used in investing activities	(173,825.04)	(43,210.50)
FINANCING ACTIVITIES		
Proceeds from Convertible Note Payable	110,000.00	75,000.00
Proceeds from Sale of Common Stock	40,000.00	-
Net cash provided by financing activities	150,000.00	75,000.00
Net cash increase (decrease) for period	(33,094.01)	44,251.95
Cash at beginning of period	44,251.95	-
Cash at end of period	$ 11,157.94	$ 44,251.95